chatAND, Inc.

321 West 44th Street

New York, New York 10036

March 14, 2012

Mark P. Shuman, Esq.

Branch Chief - Legal

United States Securities & Exchange Commission

Washington, D. C. 20549

RE:	Pre-Effective Amendment No. 3

Registration Statement on Form S-1

File No. 333-176651

Dear Mr. Shuman:

In connection with the Company’s responses to the Staff’s comments set forth above, the Company acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

chatAND, Inc.

By:	/s/ Michael Lebor
Michael Lebor
Chief Executive Officer